Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Second Quarter Fiscal 2011

Financial Results

TORONTO, ON, February 7, 2011 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended December 31, 2010.

Selected Highlights

During fiscal 2011 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition will receive from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. The payment of US$9 million was received in January, 2011.;

•

On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL). The study identified a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-223 – Diabetes:

On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The recently completed Phase II study was a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 (AZD-103) in approximately 340 patients with mild to moderate Alzheimer’s disease. The study evaluated both cognitive and functional endpoints, and each patient’s participation lasted approximately 18 months. Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-301 / TT-302

Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage, and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition’s lead drug candidates in development are TT-301 and TT-302. In preclinical studies, both TT-301/302 have shown a favourable safety profile and therapeutic window for efficacy. A Phase I clinical study of intravenously administered TT-301 is ongoing. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications, ICH and TBI. In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-302 for inflammatory diseases such as rheumatoid arthritis.

TT-401 / TT-402

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Eli Lilly and Company in the area of diabetes. Under this second licensing and collaboration agreement with Lilly, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $21,069,415 at December 31, 2010. The $US9 million payment was received from Elan in January, 2011. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

For the three-month period ended December 31, 2010, the Company recorded net income of $24,284,800 ($1.05 income per common share) compared to a net loss of $6,055,627 ($0.26 loss per common share) for the three-month period ended December 31, 2009. During the second quarter the Company recognized revenue of $29,671,150 relating to the collaboration agreement with Elan. During the comparative three-month period ending December 31, 2009, the Company recognized $987,828 relating to the Lilly agreement.

Research and development expenses decreased by $1,324,501 from $3,546,952 for the three-month period ended December 31, 2009 to $2,222,451 for the three-month period ended December 31, 2010. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and the TT-401/402 compounds, as well as an increase in stock option expenses resulting from management’s voluntary forfeiture of certain stock options.

General and administrative expenses increased by $1,067,046 from $1,584,103 for the three-month period ended December 31, 2009 to $2,651,149 for the three-month period ended December 31, 2010. The increase in general and administrative expense is due to increased consulting fees related to the strategic initiatives for ELND005 (AZD-103) as well as an increase in stock option expenses resulting from management’s voluntary forfeiture of certain stock options. The increases have been partially offset by decreases in accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially completed.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	December 31, 2010		June 30, 2010
	$		$
ASSETS
Current
Cash and cash equivalents		16,062,052		16,570,033
Short term investments		5,007,363		10,507,822
Due from Elan Pharma International Limited		8,951,400		—
Due from Eli Lilly and Company		1,286		52,815
GST and other receivables		116,031		72,686
Investment tax credits receivable		254,862		206,313
Prepaid expenses and deposits		234,420		549,218

Total current assets		30,627,414		27,958,887
Property and equipment, net		546,398		605,637
Intangible assets		19,942,734		21,095,002

Total assets		51,116,546		49,659,526

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		1,822,723		1,236,470
Due to Elan Pharma International Limited		272,143		853,933

Total current liabilities		2,094,866		2,090,403
Deferred revenue		—		20,719,750
Leasehold inducement		51,444		57,160

Total liabilities		2,146,310		22,867,313

Shareholders’ equity
Common shares		160,498,537		160,498,537
Contributed surplus		11,218,552		4,800,368
Stock options		3,142,682		7,337,480
Deficit		(125,889,535)		(145,844,172)

Total shareholders’ equity		48,970,236		26,792,213

		51,116,546		49,659,526

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited in Canadian dollars)

	Six-month period ended December 31, 2010 $	Six-month period ended December 31, 2009	Three-month period ended December 31, 2010	Three-month period ended December 31, 2009 $
REVENUES
Licensing fees	29,671,150	1,292,264	29,671,150	987,828

	29,671,150	1,292,264	29,671,150	987,828

EXPENSES
Research and development	4,516,039	6,623,021	2,222,451	3,546,952
General and administrative	3,992,078	3,027,553	2,651,149	1,584,103
Amortization	1,214,021	1,388,319	543,894	696,648
Impairment of intangible assets	—	1,124,945	—	1,124,945
Foreign exchange loss	86,134	919,166	19,705	142,410
Gain on disposal of property and equipment	—	(5,666)	—	(12,888)

	9,808,272	13,077,338	5,437,199	7,082,170

Income (loss) before the following:	19,862,878	(11,785,074)	24,233,951	(6,094,342)
Interest income, net	91,759	115,986	50,849	38,715

Net income (loss) and comprehensive income (loss) for the year	19,954,637	(11,669,088)	24,284,800	(6,055,627)

Basic and diluted net income (loss) per common share	0.86	(0.50)	1.05	(0.26)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

The consolidated financial statements for the three and six-month period ended December 31, 2010 are available at www.sedar.com and www.sec.gov.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com